June 21, 2019

Sally Rau
General Counsel
Cambium Networks Corporation
3800 Golf Road, Suite 360
Rolling Meadows, IL 60008

       Re: Cambium Networks Corporation
           Amendment No. 1 to Registration Statement on Form S-1
           Filed June 13, 2019
           Correspondence dated June 13, 2019
           File No. 333-231789

Dear Ms. Rau:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 Filed June 13, 2019

The Offering, page 10

1. If material, please provide a range by which your use of $30.7 million of the net proceeds to pay down your indebtedness under your credit facility could change. Dilution, page 51

2. Please revise your disclosures and the accompanying table to clarify that you have a pro forma net tangible deficit and pro forma net tangible deficit per share as of March 31,
       2019, not book value.
 Sally Rau
Cambium Networks Corporation
June 21, 2019
Page 2
Consolidated Financial Statements
Consolidated Balance Sheets, page F-3

3. Please revise the pro forma balance sheet information to also give effect to the recapitalization as of March 31, 2019. In a footnote to your financial statements, please explain in sufficient detail the pro forma adjustments that give effect to the change in capitalization. For example, discussion should explain how you determined the number of shares to be issued in the recapitalization. See Rule 11-01(a)(8) of Regulation S-X.
        You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert
S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas,
Attorney Adviser, at (202) 551-3436 or Celeste Murphy, Legal Branch Chief, at
(202) 551-3257
with any other questions.



                                                            Sincerely,
FirstName LastNameSally Rau
                                                            Division of
Corporation Finance
Comapany NameCambium Networks Corporation
                                                            Office of
Telecommunications
June 21, 2019 Page 2
cc:       Martin A. Wellington, Esq.
FirstName LastName